Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 26, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard, Laura Crotty, Jenn Do and Angela Connell

Re:	Sionna Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted September 12, 2024
CIK No. 0002036042

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Sionna Therapeutics, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on September 12, 2024 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated October 10, 2024, addressed to Michael Cloonan (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Please balance the Summary to prominently state that you have not obtained regulatory approval for any product candidates to date, and it is possible that you may never obtain regulatory approval for any product candidates you may seek to develop in the future. Please also include a discussion of the competitive landscape, noting, as you have

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elsewhere, that there are four currently approved and marketed CFTR modulators for the treatment of CF, including Trikafta, all marketed by Vertex Pharmaceuticals, Inc., which also announced in July 2024 that the FDA accepted its NDA for a second-generation, triple combination modulator, vanzacaftor/tezacaftor/deutivacaftor (“VTD”), for the treatment of the same CF patient population as Trikafta.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 110 to state that it has not obtained, and may never obtain, regulatory approval for any product candidates. The Company has also revised its disclosure on page 2 to provide additional discussion of the competitive landscape, including the products and product candidates being marketed and/or developed by Vertex Pharmaceuticals, Inc. (“Vertex”).

2.	Please remove any references to your NBD1 stabilizers as being potentially “first-in-class”, as this is speculative in light of your current stage of development.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 1, 5 and 110 to remove the references to “first-in-class.”

3.

Please clarify in the Summary that Trikafta is marketed by Vertex Pharmaceuticals, Inc., rather than the company, where Trikafta is first noted as the standard of care for the treatment of cystic fibrosis.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 2 to clarify that Trikafta is marketed by Vertex.

4.	Please define “CFF” where first used on page 2.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 2.

5.

We note your statements throughout the prospectus that your NBD1 stabilizers have multiple potential pathways to “deliver superior clinical outcomes”. We also note your statements throughout the prospectus that certain of your product candidates showed “significant improvement” in in vitro CFTR protein activity compared to the components of Trikafta alone, which you believe “demonstrates the potential for superior clinical outcomes for CF patients” and your statements regarding “demonstrated improvements”. Please revise these and similar statements throughout the prospectus to remove the implication of efficacy, as determinations of efficacy are within the sole purview of the FDA and similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure throughout the prospectus, including on pages 1, 2, 4, 5, 33, 90, 107, 108, 110, 111, 116, 117 and 120.

November 26, 2024

Our Pipeline, page 2

6.

Please revise your disclosure both here and in the Business section, where appropriate, to disclose any p-values associated with the clinical trials conducted to date for each of the company’s product candidates, to the extent applicable. In addition, please disclose all endpoints for the discussed clinical trials, to the extent not already disclosed, and whether each endpoint was achieved for those trials that have concluded.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 127 and 128 to disclose the p-values and primary endpoints associated with the clinical trials for each of its product candidates, to the extent applicable. The Company supplementally advises the Staff that the Phase 1 clinical trials for its product candidates have not been powered to detect changes in any of the trials’ endpoints, so the Company has not generated any p-values for these studies. As such, the Company cannot include additional disclosure in the Amendment No.1.

7.

Please revise your pipeline table to indicate, by footnote or otherwise, which clinical trials have been or are being conducted by the company and which trials have been or are being conducted by third parties. Please also indicate the jurisdiction of each trial.

RESPONSE: The Company respectfully advises the Staff that it has revised its pipeline table on page 4 to indicate that the clinical trials for the three product candidates the Company in-licensed from AbbVie Inc. (“AbbVie”) were conducted by AbbVie or Galapagos NV. The Company further advises the Staff that it has updated its disclosure throughout the prospectus regarding each described clinical trial to include the jurisdiction of each such trial.

Our Approach and Leveraging the CFHBE Model, page 4

8.

We note Figure 4 on page 5 depicts a “predicted clinical translation” of your NBD1 anchored dual combinations based on the CFHBE model, noted as a “potential efficacy range” shown through a dotted line which represents “theoretical max FEV1 improvements assuming continued linearity” as compared to competitor products. Given the stage of development of the company’s product candidates, the information appears highly speculative and premature. This information also implies efficacy, which is not yet known. As such, please remove Figure 4 from page 5 and Figure 10 from page 115.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 117 and has removed both figures.

9.

Please remove all statements throughout the prospectus indicating that product candidates that are not FDA approved are as effective or superior to approved products. You may present objective results of clinical trials but such results should not be compared to alternative products unless head-to-head studies were conducted.

RESPONSE: The Company respectfully advises the Staff that the preclinical studies it conducted in its CFHBE model were direct, head-to-head comparisons of the Company’s product candidates and the components of Trikafta; to enable head-to-head comparison, these studies were conducted in parallel, at the same time, on the same assay plate, in cells from the same CF patient donor. The Company respectfully advises the Staff that it has also revised its disclosure on pages 108, 117 and 120 to add this disclosure, as well as throughout the prospectus to remove statements on efficacy or superiority.

November 26, 2024

Our Strategy, page 5

10.

Please remove your statement, both here and on page 108, that your mission is to “rapidly” advance your NBD1 stabilizers, as the timing of clinical trials is uncertain and not exclusively within the company’s control.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 5 and 110 to remove references to “rapidly.”

Our Company’s History and Our Team, page 6

11.

We note your disclosure that you have raised approximately $330 million from investors including RA Capital, TPG’s the Rise Fund, Atlas Venture, OrbiMed and Enavate Sciences. Please provide balancing disclosure that prospective investors should not rely on such investors’ investment decisions, that these investors may have different risk tolerances and that the shares purchased in the referenced financings may have been conducted at a significant discount to the IPO price, if true.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 6 and 112 to provide balancing disclosure.

Summary of Material Risks Associated With Our Business, page 6

12.	Please revise your summary risk factors to quantify the company’s accumulated deficit and operating losses.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 6 to quantify the Company’s accumulated deficit and operating losses.

Risk Factors

We contract with third parties for the manufacture of our product candidates for clinical drug supply..., page 36

13.

We note your disclosure regarding the proposed BIOSECURE Act (the Act) on page 37 and that you have “in the past relied on foreign CDMOs in China for manufacturing of your clinical trial materials”. Please clarify whether you currently contract with any of the Chinese biotechnology companies of concern named in the Act.

RESPONSE: The Company respectfully advises the Staff that it is a clinical-stage biopharmaceutical company dedicated to researching and developing novel medicines for cystic fibrosis. As such, it routinely enters into agreements with contract development and manufacturing organizations (“CDMOs”) worldwide in the ordinary course of business in order to procure clinical trial materials for its product candidates. The Company currently contracts with multiple CDMOs, including CDMOs in the United States, Canada, the United Kingdom and India. The Company currently has a single services agreement (the “WuXi Agreement”) to manufacture clinical trial starting materials with WuXi AppTec (HongKong) Limited (“WuXi”), a Chinese biotechnology company of concern named in the BIOSECURE Act. The Company does not contract with any other Chinese biotechnology company of concern named in the Act.

November 26, 2024

Moreover, the Company believes that it has sufficient supply of starting materials to support its current development plans. The Company currently has an inventory of the starting materials that is sufficient to support completion of the ongoing Phase 1 trials of SION-719 and SION-451, the planned Phase 2a proof-of-concept trial for its selected lead NBD1 stabilizer, and the combination multiple ascending dose trials of its selected NBD1 stabilizer and complementary modulator. As such, the Company believes that it is not reliant on the WuXi Agreement, and any termination of the WuXi Agreement or any reduction or halt in supply of clinical trial starting materials from WuXi would not adversely affect the Company’s development plans.

Given its relationships with multiple CDMOs and its current supply of clinical trial materials, the Company does not believe that its relationship with WuXi poses a material risk and it does not believe that the WuXi Agreement is a material contract under item 601(b)(10) of Regulation S-K. The WuXi Agreement was entered into in the ordinary course of business and the Company’s business is not substantially dependent on the WuXi Agreement in any material or substantial respect.

We might not be able to utilize a significant portion of our net operating loss carryforwards., page 77

14.	Please revise your disclosure to quantify the company’s net operating loss carryforwards.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 77 to quantify the Company’s federal and state net operating loss carryforwards.

Use of Proceeds, page 82

15.

Please revise your use of proceeds discussion to provide more granular disclosure regarding the approximate amount intended to be used to advance your NBD1 stabilizer product candidates, including an indication of which product(s) you will allocate offering funds towards. Please also indicate how far in the clinical trial process you expect the funds to take the identified product candidates. Refer to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 10, 69, 82 and 83. In addition, as noted on page 83, certain of our anticipated clinical activities are cross-program. For example, we intend to conduct dual combination trials of our lead NBD1 stabilizer with one or more of our complementary modulators. The Company will supplementally provide the requested information regarding its expectations on clinical trial progress once the estimated offering price range has been determined.

Critical Accounting Estimates, page 101

Stock-Based Compensation Expense, page 102

16.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

November 26, 2024

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

Our CF Programs, page 118

17.

For each of the clinical trials discussed, please disclose the date(s) of the trials, the location, the number of patients enrolled, the duration of treatment, dosage information, and the data evidencing proof of concept. To the extent that any participants experienced serious adverse events, please describe them and quantify the number of each type of event, to the extent not already disclosed.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 120 through 129 to include such information for each of the clinical trials discussed.

Intellectual Property, page 128

18.	Please disclose the jurisdictions for each of the discussed patent families.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 131 and 132 to include the jurisdictions for each of its patent families.

General

19.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will undertake to provide the Staff with any such written communications that the Company, or any authorized to do so on behalf of the Company, has presented or will present to potential investors in reliance on Section 5(d) of the Securities Act.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1329.

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales Rivera

November 26, 2024

Enclosures

cc:	Michael Cloonan, Sionna Therapeutics, Inc.

Elena Ridloff, Sionna Therapeutics, Inc.

Jennifer Fitzpatrick, Sionna Therapeutics, Inc.

William D. Collins, Goodwin Procter LLP

Janet Hsueh, Goodwin Procter LLP